Exhibit (a)(5)(iv)

Contact:
Name	Kristyna Munoz
Phone	254-644-1615
Email	Kristyna.munoz@nuveen.com

Nuveen Taxable Municipal Income Fund Announces Preliminary Results of Tender Offer

NEW YORK, February 13, 2019 – The Nuveen Taxable Municipal Income Fund (NYSE: NBB) announced the preliminary results of the tender offer it conducted for a portion of its common shares.

As previously announced, the fund conducted a tender offer for up to 20 percent of its outstanding common shares for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expires. The price that shareholders will receive will be net of a repurchase fee which is estimated to be less than $0.03 per share. The tender offer expired on February 12, 2019 at 5:00 p.m. Eastern time and was oversubscribed.

Due to the fact that the number of shares tendered exceeded the number of shares of the fund offered for purchase, the fund will purchase the maximum percentage of its respective outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase.

Based on preliminary information, 12,431,140 shares were tendered, representing approximately 36 percent of the fund’s common shares outstanding.

These figures do not include shares tendered through notice of guaranteed delivery. The fund currently expects to announce the final results of the tender offer on February 19, 2019.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $930 billion in assets under management as of 12/31/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

Nuveen Securities, LLC, member FINRA and SIPC.

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